PROKOM SOFTWARE SA

FAX

04 MAR 15 AM 7:21

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

SUPPL

date: 11 Mar 2004 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.12 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **REGISTRATION OF INCREASE IN THE SHARE CAPITAL**

The Management Board of Prokom Software SA informs, that:

the Company received a decision of the District Court in Warsaw on registration on February 25th, 2004 an increase in the share capital of the Company resulting from issue of 33,500 E series shares (issued on the basis of Extraordinary Shareholders' Meeting's resolution dated on September 17th, 2001) resulting from conversion of 500 A series convertible bonds. After registration the share capital of Prokom Software SA amounts to PLN 13,824,701 and is split into 13,824,701 shares of nominal value of PLN 1.00 each, giving rights to 14,566,365 votes at the General Shareholders' Meeting.

The present structure of Company's share capital is as given below:

185,416 nominative preferred shares of A series (1:5 voting rights),
9,814,584 ordinary bearer shares of B series,
2,700,000 ordinary bearer shares of C series,
762,000 ordinary bearer shares of D series,
290,177 ordinary bearer shares of E series,
72,524 ordinary bearer shares of F series.

04010546

11 Mar 2004 Krzysztof Wilski
Vice-President of the Management Board

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